[MILBANK TWEED LETTERHEAD]

November 30, 2005

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Vitro , S.A. de C.V.
Form 20-F/A for the Fiscal Year Ended December 31, 2004
Filed July 7, 2005; File No. 1-10905

Dear Ms. Shah:

On behalf of Vitro, S.A. de C.V. (“Vitro” or the “Company”), set forth below are responses to the comment letter dated August 5, 2005 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”), related to Vitro’s Form 20-F/A for the fiscal year ended December 31, 2004 (the “Form 20-F”). This letter is also being filed on EDGAR. Additionally, five copies of this letter are being delivered to you.

All references in Vitro’s response to pages and captioned sections are to the Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to “we”, “us” or “our” in the responses set forth below refer in each case to Vitro.

For convenience, we have included the SEC staff’s comments in italics below followed by Vitro’s response. Vitro believes that it has replied to the SEC staff’s comments in the Comment Letter in full. To the extent necessary, we would like to discuss these matters with you, including your view concerning whether an additional amendment to the Form 20-F is required.

The material enclosed with this response letter supplementally has been provided to the SEC staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with these rules, we respectfully request that these materials be returned promptly following the completion of their review by the SEC staff.

Form 20-F for the year ended December 31, 2004

Item 4. Information on the Company, page 18

1. We note your table on page 24 that details the products you provide by your reportable segments, which are further broken down by sub-categories. Based on the different products listed for each sub-categories and the MD&A results of operations discussion regarding the pricing pressures in the Mexican construction market and the North American automotive industry crisis, it is unclear what your operating segments are, whether you are aggregating operating segments into reportable segments in accordance with 17 of SFAS 131, and whether these products meet the aggregation criteria such as having similar products and having similar economic characteristics. Furthermore, it is unclear how glass containers are similar products to raw materials and machinery and molds. As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.).

If you are aggregating operating segments to arrive at your three reportable segments, please provide us with a comprehensive analysis of each of the criteria required to be met for aggregation per paragraph 17 of SFAS 131. This analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments by reportable segment for each of the three years ended December 31, 2004 and the 6-month periods ended June 30, 2005 and 2004 to help us understand how these operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

At a minimum, it appears to us that you should revise your filing in the future to provide information about products and services disclosures required by paragraph 37 of SFAS 131 (e.g., construction glass, automotive glass, glass containers, raw materials, machinery and molds, glassware, and metal flatware) within the footnotes to the consolidated financial statements.

Response:

We operate our business, prepare and review financial reports, reward employee performance and allocate Company resources at the level of three operating segments: Flat Glass, Glass Containers and Glassware. Each of these three operating segments has separate manufacturing processes, facilities, markets, customers and resources that are not shared by the other two operating segments. In addition, each operating segment has a separate administrative staff (i.e., a designated CEO and CFO, as well as its own human resources department), whose functions are fully integrated within that operating segment and which are also not shared with the other two operating segments.

Flat Glass Segment:

The Flat Glass segment focuses on the manufacturing, processing and distribution of flat glass. The Flat Glass segment is a vertically integrated business unit that is dedicated to flat glass production using four float glass furnaces (three are wholly-owned and one is owned by a joint venture business). There is a single product made: flat glass, from which derivative value-added flat glass sub-products are sold to the most profitable and readily available markets, including automotive, laminated, tempered, safety and insulated glass markets and other value-added sub-products sold to the construction industry. Our Chief Operating Decision Maker (the “CODM”) does not consider separately the results of specific business components within the Flat Glass Segment. As described below, financial information that is reviewed on a regular basis by our CODM is for the purpose of assessing and analyzing the financial performance of the Flat Glass Segment as a whole.

Glass Containers Segment:

The Glass Containers segment manufactures and distributes soda lime glass containers for the food, beverage, pharmaceutical and cosmetics industries. The Glass Containers business is dedicated to the manufacture of a single class of products: glass containers. The Glass Container segment is also a vertically integrated business unit whose sale of raw materials, machinery and molds for the glass industry are primarily intra-segment sales. This business unit uses raw materials and machinery and molds in its productive process to ultimately produce glass containers.

Glassware Segment:

The Glassware segment manufactures and distributes glassware products, including flatware, stemware, bakeware and glass home decoration products for the individual consumer, glassware and flatware for the food service markets and coffee carafes, blender jars, lids, meter covers, candle holders and industrial-grade lighting glassware products. This business unit like our other two operating segments is also a vertically integrated business dedicated to provide glass tableware products. Our metal flatware component is a complementary micro-business, which is incorporated into the Glassware segment (represents less than 1%), whose products are sold to the same market and utilize the same distribution network.

The three operating segments have separate operating plans, whose results are compiled monthly in a Company executive summary (the “Executive Summary”) for review by our CODM, which is comprised of the Executive Committee, including our CEO, CFO, CAO and the CEO’s of each of our three operating segments. We have provided supplementally for the SEC staff’s review a copy of an Executive Summary. The CODM evaluates the results of each operating segment based on the information provided in the Executive Summary when allocating Company resources among the three operating segments. Further, the CODM makes operating decisions based on the needs of each operating segment as a whole.

Pursuant to paragraph 10 of SFAS 131, our business is comprised of three operating segments. We do not aggregate operating segments to arrive at our three reportable segments. As disclosed in the Form 20-F, we have individual business components within our three operating segments. However, our CODM does not review their operating results separately to make decisions about resources to be allocated to these business components or to assess their performance individually. As these individual business components do not meet the criteria of item (b) under paragraph 10 of SFAS 131, we do not believe that they meet the definition of an operating segment.(1) Therefore, the aggregation requirements of paragraph 17 are not applicable to these business components.

We believe that the information provided in the Executive Summary supports the reportable segment disclosures presented by the Company in the Form 20-F and further demonstrates that the Company’s operating results are regularly reviewed at the level of our three operating segments. The CODM assesses the Company’s overall performance by evaluating the results of these three operating segments individually. Each of the three operating segments has separate senior management which reports directly to the CODM. Each operating segment has a separate budget that is evaluated at this level and financial and employee performance is assessed based on financial targets established for each operating segment as a whole. Accordingly, the decisions taken by the CODM, including their performance evaluations are at the level of the three operating segments, each taken as a whole based on the Company’s needs and the business opportunities available to each segment. Our three operating segments individually meet the qualitative reporting thresholds per paragraph 18 in order for them to be reported separately as reportable segments.

Based on the foregoing, we believe that we have properly complied with the requirements of SFAS 131 when disclosing and reporting our segment information in the Form 20-F. As requested by the SEC staff, we will revise our future filings in order to report the revenues from external customers for each group of similar products as required by paragraph 37 of SFAS 131 within the footnotes to our Consolidated Financial Statements, which will include information about construction glass, automotive glass, glass containers, glassware, and metal flatware.

(1) Paragraph 10 of SFAS 131 provides in principal part as follows: "An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available."

Item 5. Operating and Financial Review and Prospects, page 38

Results of Operations, page 41

2. You state on page 43 that a significant portion of your products in Mexico are generally determined with reference to U.S. dollar-based prices. We assume that the functional currency for both you and your customers is the Mexican Peso. Accordingly, please tell us your consideration of whether the pricing provisions in the contracts with your customers represent embedded foreign currency derivatives. See paragraphs 12 – 16 of SFAS No. 133.

Response:

We regularly review the contracts with our customers to determine whether they have the characteristics of an embedded derivative. With regards to the staff’s comment, we would like to clarify the statement disclosed in the Form 20-F on page 43. The prices of a significant portion of our products sold in Mexico are generally determined with reference to U.S. dollar-based prices. Our sales contracts with our customers in Mexico are entered into in the ordinary course of business and set forth the terms and conditions of the sales of our products. In accordance with such terms and conditions, we are not required to sell, and our customers are not obligated to purchase, a specified quantity of products under our sales contracts and therefore our sales contracts do not represent a commitment to sell or a right to purchase in the event the established conditions are not met.

In accordance with paragraph 12 of SFAS No. 133, an embedded derivative instrument should be separated from its host contract and accounted for as a derivative instrument if each of three conditions is fulfilled. One of these conditions requires the embedded derivative instrument to be, when separated, a derivative instrument pursuant to the requirements of paragraph 6 of SFAS No. 133. Because there is no notional amount in our sales contracts, condition (a) of paragraph 6 is not satisfied and, therefore, the embedded derivative instrument should not be separated from its host contract. Accordingly, the pricing provisions in these contracts do not represent embedded foreign currency derivatives.

Liquidity and Capital Resources, page 49

3. We note that on page 54, you state your 11 3/8% Vicap Notes are registered under the Securities Act, which were issued by Vicap (now known as SOFIVSA) your subsidiary, and guaranteed by you. As such, you are required to either provide the financial statements of the issuer of the guaranteed securities registered or provide the required disclosures if one of the exceptions to the general rule are met in accordance with Rule 3-10 of Regulation S-X. Please tell us whether you meet one of the exceptions to the general rule and provide us with the disclosure you intend to include in future filings, or amend your Form 20-F to provide the audited financial statements of the issuer of the guaranteed notes.

In addition, you are also required to include the ratio of earnings to fixed charges in your Form 20-F and include the calculation of the ratios as an exhibit. If the ratio under Mexican GAAP is materially different from the ratio that would be calculated in accordance with US GAAP, then you are also required to show the ratio based on the figures resulting from the reconciliation to US GAAP. Refer to Item 503(d) of Regulation S-K for guidance. Please confirm to us that you will provide such information in future filings.

Response:

The 11 3/8 Vicap Notes registered under the Securities Act were issued by Vicap (now known as SOFIVSA), our 100% owned finance subsidiary, and fully and unconditionally guaranteed by Vitro. Accordingly, we believe that we meet the exception provided under Rule 3-10 (b) of Regulation S-X, as the issuer of the Vicap Notes, SOFIVSA, is our finance subsidiary and the Vicap Notes are fully and unconditionally guaranteed by Vitro and no other subsidiary of Vitro guarantees payment on the securities.

We have not previously disclosed in a footnote to our Consolidated Financial Statements the information required by Rule 3-10 (b) of Regulation S-X, but we have disclosed this information in the forepart of the Form 20-F. In future filings we will disclose in a footnote to our financial statements the following information:

* SOFIVSA, is a 100% owned finance subsidiary of Vitro;

* Vitro has fully and unconditionally guaranteed the Vicap Notes; and

* There are no restrictions on the ability of Vitro to obtain funds from SOFIVSA by dividend or loan.

With respect to the ratio of earnings to fixed charges, our understanding is that Item 503 under Regulation S-K is not applicable to an annual report on Form 20-F. As we understand, the requirements of Item 503 of Regulation S-K apply to foreign issuers as part of the information required in Registration Statements and Prospectuses.

4. We note that on page 58 you state you did not meet some of your financial ratios in fiscal year 2004 and in fiscal years 2003 – 2002 you were required to obtain amendments and waivers for several of your debt agreements and instruments and one of your accounts receivable factoring programs. We further note on page 7 that you "expect not to meet certain of those financial ratios as of June 30, 2005," and will likely be required to seek additional amendments and waivers in the future. In addition, on page 116, you state, ". . .we are currently seeking amendments or waiver of covenants continued in certain of our credit facilities." Finally, we note that you have not classified the debentures with agreements containing financial covenants as current in your US GAAP financial statements. Please tell us what consideration you gave to SFAS 6, SFAS 78 and EITF 86 30 as to the classification of debt instruments that contain financial covenants you "expect not to meet" as of December 31, 2003 and 2004.

Response:

In response to the SEC staff’s comment, we wish to clarify further our covenant compliance disclosure in the Form 20-F. We confirm that during fiscal years 2002, 2003, 2004 and the first two quarters of 2005 we have not been in compliance with certain of our financial covenants. We failed to comply with certain financial covenants included in our Vicap Notes and 11 3/4 Senior Notes due in 2013, our Vena’s 10.75% Senior Secured Guaranteed Notes due in 2011 and our Flat Glass Credit Facility as more fully described below. We do not believe that such non-compliance would require us to classify the outstanding debt as current in our U.S. GAAP financial statements based on our consideration of the accounting implications and the nature of the covenants in default as described below:

Vicap Notes and 11 3/4 Senior Notes due 2013

The financial covenants in these agreements for which we were not in compliance at the balance sheet date only restricted our ability to incur additional debt within certain baskets. Such non-compliance "does not give the lender the right to call the debt" as provided in SFAS 78. For the period that we expected not to be in compliance with such financial ratios, we did not believe that we would need to incur debt in addition to the amounts the baskets allowed. Should such facts and circumstances change where our non-compliance with this covenant would allow the lender to call the debt, we would appropriately classify this debt as current in future periods.

Vena's 10.75% Senior Secured Guaranteed Notes due 2011

The financial covenant default in this agreement prevented dividend payments from Vena to the Holding Company. However, this default "does not give the lender the right to call the debt." For the period that we expected not to be in compliance with such financial ratio, we did not believe that this subsidiary would need to issue dividends to the Holding Company. Should such facts and circumstances change where our non-compliance with this covenant would allow the lender to call the debt, we would appropriately classify this debt as current in future periods.

Flat Glass Credit Facility

We were in compliance with all covenants required under this credit agreement as of December 31, 2004. However, the agreement includes a restrictive covenant that would allow the lender to call the debt if violated, which we expected not to meet as of June 30, 2005. We believe that this specific situation is covered by scenario 2 of EITF 86-30, which would not require us to reclassify the debt as current in accordance with the consensus reached by the EITF.(2)

All the above-referenced debt documents were incorporated as exhibits to the Form 20-F.

(2) The EITF 86-30 describes scenario 2 as follows:

2.The borrower meets the current covenant requirement at the balance sheet date, and it is probable that the borrower will fail to meet the same covenant requirement at the compliance date in three months.

Furthermore, paragraph 2 of the EITF 86-30 Discussion provides as follows: "Applying this consensus to the scenarios above, in scenarios 1, 2, and 3, the debt would be classified as noncurrent."

Tabular Disclosure of Contractual Obligations, page 62

5. In future filings, please revise your table of contractual obligations to include scheduled interest payments in your table, as you are highly leveraged and interest has a material impact on your cash flows. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Response:

In future filings we will revise our table of contractual obligations to include scheduled interest payments as follows (data with changes is presented below in italics):

The following table sets forth a summary of our contractual obligations and commercial commitments, as of December 31, 2004, in millions of constant pesos as of December 31, 2004.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Ps.millions)
Short- and long-term debt(4) (5)	Ps.23,760	Ps.4,795	Ps.9,357	Ps.2,773	Ps.5,834
Capital lease obligations	0	0	0	0	0
Operating leases(1)	1,705	417	626	398	264
Unconditional purchase obligations(2)	0	0	0	0	0
Other long-term obligations(3)	2,295	228	462	457	1,148
Total contractual obligations	Ps.26,760	Ps.5,440	Ps.10,445	Ps.3,928	Ps.7,246

(1)The amounts set forth above under "Operating leases" include payments that will be made under leases relating to three airplanes, warehouses, forklifts and computer equipment.
(2)Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year "take-or-pay" power purchase agreement with Tractebel Energia. Whirlpool and Vitro OCF, together, were required to purchase approximately 10 megawatts of electrical power. Thus, after their divestiture, we are currently obliged to purchase approximately 100 megawatts of electrical power. The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.
(3)Expected benefits payment regarding the company pension and seniority pension plan.
(4)For a description of our most recent financing transactions, see "—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s 10.75% Senior Secured Guaranteed Notes due 2011," "—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Senior Secured Term Loan" and "—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Receivables Securitization."
(5)Includes scheduled interest payments with fixed and variable rates. For our variable rate debt, we utilized the rates in effect at December 31, 2004, as disclosed in Note 9 of our Consolidated Financial Statements when estimating the scheduled interest payments.

Accounting Considerations, page 63

6. Please confirm to us that in future filings you will expand your critical accounting estimates section to provide the following information:

* Seniority Premiums and Pension Plans: State the impact of a plus or minus 1% change in the discount rate and expected rate of return on plan assets.

* Impairment of Long-Lived Assets: Identify material events or circumstances that indicate the carrying amounts may not be recoverable.

Response:

In future filings we will expand our section of Critical Accounting Estimates to provide the following information:

Seniority Premiums and Pension Plans

The table below presents the impact of a one-percentage-point increase and a one-percentage-point decrease in the assumed discount rate and expected rate of return on plan assets on the net periodic pension cost and on the net pension liability:

Year ended December 31, 2004 (In millions of constant pesos)
One-percentage-point increase in assumed discount rate + Effect on total net periodic cost + Effect on net pension liability	(2) (116)
One-percentage-point decrease in assumed discount rate + Effect on total net periodic cost + Effect on net pension liability	5 133
One-percentage-point increase in expected rate of return on plan assets + Effect on total net periodic cost + Effect on net pension liability	(4) (4)
One-percentage-point decrease in expected rate of return on plan asset + Effect on total net periodic cost + Effect on net pension liability	7 4

Impairment of Long-Lived Assets

Certain material events or circumstances may indicate that carrying amounts of our long-lived assets may not be recoverable. Our policy is to review the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable. The impairment indicators considered for these purposes are, among others, as follows: operating losses or negative cash flows in the period if they are combined with a history or projection of losses, reduction in the demand for the products manufactured, competition, capacity utilization reduction, obsolescence or technological changes, decrease of market value of assets and other legal and economic factors.

Item 15. Controls and Procedures, page 116

7. We note your statement that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm to us and revise your disclosure in future filings, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4. of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response:

We can confirm that "our disclosure controls are designed to provide reasonable assurance of achieving their objectives" and we will revise our disclosure in future filings to include this statement.

8. We note that you have included a discussion of the limitations of all control systems in your Item 15 disclosure. Specifically, you state, "[t]he design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, even when we are continuously evaluating and updating, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate." Please confirm to us that you will remove such statement from future filings, as this does not appear to be a limitation of an entity’s internal control system per AU Section 319.16-.24, as referenced by SEC Release No. 33-8238.

Response:

We confirm that we will remove the statement identified by the SEC staff from future filings.

9. We note that your chief executive officer, chief administrative officer, and chief financial officer concluded your disclosure controls and procedures "...were effective to provide reasonable assurance that information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." This is an incomplete definition of disclosure controls and procedures per Rules 13a-l5(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response:

We can confirm to the SEC staff that our officers have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In future filings we will revise our disclosure as set forth below:

"Based upon the Controls Evaluation, our CEO, CAO, CFO and General Counsel have concluded that the Disclosure Controls are effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO, CAO, CFO and General Counsel, as appropriate to allow timely decisions regarding required disclosure."

Report of Independent Registered Public Accounting Firm, page F-l

10. In future filings, please include an opinion from your registered public accounting firms that discloses the city and country from which the audit report has been issued. In addition, please tell us why the audit report for both Empresas Comegua, S.A. and Vitro Flex, S.A. de C.V. appear to be issued from the same location, even though Empresas Comegua appears to be based in Guatemala, whereas Vitro Flex appears to be based in Mexico. Please refer to paragraph V.K. of the International Reporting and Disclosure Issues in the Division of Corporation Finance at www.sec.gov.

Copies of the original reports issued by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu ("Deloitte"), and PriceWaterhouseCoopers ("PwC") attached to this response letter were provided to us prior to our electronically filing the Form 20-F with the Commission. The letterhead on which the original reports were printed includes the city, state and country in which the report was issued as required by S-X Rule 2-02, Accountants' Reports and Attestation Reports. The electronic copy of the reports that were filed with the SEC did not contain the information included in the letterhead. In response to the SEC staff’s comment, we can confirm that reports of Deloitte and PwC included in future electronic filings will include the city, state and country in which the report was issued.

As indicated by the SEC staff, we confirm that Empresas Comegua S.A. is a holding company organized under the laws of Panama that operates manufacturing facilities in Guatemala and Costa Rica. Even though PwC in Guatemala has demonstrated sufficient knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules, and meets the SEC independence requirements, it is not an independent public accounting firm registered with the PCAOB. Therefore through coordination with its Guatemalan affiliate, PwC’s Mexican Firm undertook the inter-firm procedures it deemed necessary to assume the responsibility for the audit of Empresas Comegua and in order to issue an audit report that is PCAOB compliant. PwC Mexico is registered with the PCAOB and we concluded based on their oral representations to us that they meet the requirements of Article 2 of Regulation S-X.

2. Basis of presentation and principles of consolidation, page F-9

b) Consolidated subsidiaries

11. We note that on page 8 you state, "[c]ertain of our joint venture agreements require the consent of all joint venture participants for certain significant operating and management decisions, including the payment of dividends." Please specify for us the nature of the rights held by these minority interests. In addition, please explain, in detail, your evaluation of whether such rights represent substantive participating veto or approval rights under US GAAP pursuant to EITF 96-16, as it is unclear from your stated policy whether the joint ventures with these agreements are consolidated or accounted for under the equity method for US GAAP purposes.

Further, please clarify for us, if material, the basis for your consolidation of entities in which you do not hold more than 50%, such as Empresas Comegua S.A. and Vitro AFG S.A., under Mexican GAAP and US GAAP.

Response:

We confirm to the SEC staff that the above-referenced disclosure on page 8 of our Form 20-F is a reference to our joint venture arrangements relating to: (i) Vancan, our joint venture with Rexam, Inc., in which we sold our 50% interest on September 27, 2004 and (2) Vitro AFG, our joint venture with AFG Industries Inc. We account for our investments in these entities under the proportional consolidation method as allowed by Mexican GAAP and under the equity method (as required by APB 18) for U.S. GAAP purposes because we share control of the joint venture companies with our partners. Pursuant to the terms of the constitutive documents or estatutos (bylaws) of both Vancan and Vitro AFG, Vitro and its joint venture partners retain equal board representation rights, and voting rights in relation to numerous matters, including approval of the business plan, approval of material capital expenditures and payment of dividends. We will revise our future filings with the SEC to clarify the above-referenced information.

We have a 49.7% ownership interest in Empresas Comegua, S.A. (“Comegua”), a Panamanian subsidiary that accounts for approximately 4% of our consolidated sales and 7% of our consolidated assets. Our partners are two minority shareholders who each hold approximately 25.15% interests in Comegua. These companies are Golden Beer Corporation and London Overseas, Inc., subsidiaries of Cerveceria Centroamericana, S.A and Cerveceria de Costa Rica, respectively, who are both beer producers. The minority shareholders purchase a portion of Comegua’s glass production and rely on us, as owner-manager, for the oversight, management and day-to-day operations of Comegua. As the largest shareholder, we appoint five of the eleven members of the Board of Directors of Comegua. We have the sole power to nominate the CEO for confirmation by the Board of Directors. We have historically held the view that the minority shareholders, who each appoint three members of the Board of Directors, only have protective rights with regards to the designation of the CEO because they only have the right to veto or block a person we nominate as CEO, and further they may only block the person we nominate with justifiable cause. We have obtained a legal opinion from our external counsel in Panama that supports our view. Therefore, we believe that by being able to nominate the CEO, we effectively appoint him/her to the position. In addition, the Articles of Incorporation of Comegua implicitly grant us the sole power to remove the CEO.

The duties and powers of Comegua’s CEO include, among others: conducting the ordinary and usual business affairs; designing and implementing the strategic and operating plans; expanding and allocating the capital investments pursuant to the annual plan following its approval by the board of directors; establishing operating and financial policies; administering the treasury function; selecting, training and setting the compensation of employees, accountants, legal advisors and other persons necessary to carry out the business and operations of Comegua.

Mexican GAAP, Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares", establishes that an equity ownership of less than 50% represents control when any one of the following control elements is present:

1.- Control over more than 50% of the voting power through an agreement with other shareholders;

2.- Control derived from by-laws or agreements to manage the operating and financial policies of the company;

3.- Control to name or remove the majority of the Board of Directors or the entity in charge of managing the operating and financial policies; or

4.- Control over the majority of the Board of Directors’ voting power.

For Mexican GAAP purposes, we believe that we maintain effective control of Comegua and therefore appropriately consolidate this subsidiary in accordance with Bulletin B-8. Comegua’s Articles of Incorporation provide us with the ability to manage the operating and financial policies of the company evidenced by (1) our sole right to nominate the CEO for approval by the Board of Directors and our sole right to remove the CEO, and (2) the CEO’s duties and powers as set forth above, which include the management of the operating and financial policies of Comegua.

For U.S. GAAP purposes, we have historically consolidated Comegua as we believed that the Articles of Incorporation of Comegua provide us with the requisite control elements. However, upon further review as a result of the SEC staff’s comment, we have determined that the control we retain over the management of the operating and financial policies of Comegua may not be sufficient to meet all of the technical requirements for consolidation for U.S. GAAP purposes. Our revised view is based on the guidance provided by FAS 94, ARB 51 and EITF 96-16 (the Board of Directors approves Comegua’s operating plans (budget), which is defined as a substantive participating right and precludes consolidation). Accordingly, the U.S. GAAP reconciliation of our Mexican GAAP results will be restated to reflect the deconsolidation of Comegua.

Following the conclusion of the SEC Staff’s review of our Form 20-F, we plan to file promptly a Registration Statement on Form F-4 registering an exchange offer for our $225,000,000 aggregate principal amount of 11.75% Senior Notes due 2013 under the Securities Act of 1933, as amended. We will restate our Consolidated Financial Statements in this registration statement with the appropriate adjustments to reflect the deconsolidation of Comegua for U.S. GAAP purposes.

12. We note that Vitromatic, S A. de C.V. was audited by public accounting firms other than your principal auditor until December 31, 2003. We further note that Vitromatic was not sold until July 3, 2002. As such, please tell us why you did not include the report of Vitromatic’s auditors in this filing.

Response:

As disclosed in the Form 20-F, Vitromatic was previously audited by auditors other than our principal auditor. Vitromatic was sold on July 3, 2002. In the Form 20-F, we did not clarify that our principal auditor assumed responsibility for the audit of Vitromatic in the year of sale as part of their audit of the Consolidated Financial Statements. Accordingly, an individual audit report for Vitromatic was not required. In future filings we will disclose that Vitromatic was audited by auditors other than our principal auditor through December 31, 2001.

5 Trade receivables, page F-15

13. We note that you consider your accounts receivable securitization arrangements to have a significant impact to your financial condition; however, it does not appear that you have provided the required disclosures per SFAS 140. In addition, it is also unclear whether you meet the requirements per paragraph 9 of SFAS 140 to account for these transactions as sales under US GAAP. As such, please explain your consideration of each of the three criteria for sale treatment discussed in paragraph 9 of SFAS 140. In addition, provide us with the disclosure you intend to include in future filings that addresses the applicable disclosure items in accordance with paragraph 17 of SFAS 140.

Response:

As indicated in the Form 20-F, we have implemented accounts receivable sale programs. These programs were specifically entered into by our subsidiary Compañía Vidriera, S.A. de C.V. (Covisa) in Mexico as well as two other subsidiaries outside of Mexico, Vitro America, Inc. in the U.S. and Vitro Cristalglass, S.L. in Spain.

A description of the conditions set forth in these agreements as well as our evaluation of each the three criteria for sale treatment discussed in paragraph 9 of SFAS 140 is explained below:

Covisa Agreement

In August 2000, we entered into a factoring agreement with Transamerica Commercial Finance Corporation and its affiliates (collectively, "TCFC") covering the sale of our accounts receivable related to our Glass Containers business in Mexico. Pursuant to the terms of this arrangement, we agreed to sell and TCFC agreed to purchase, on a non-recourse basis but subject to a garantia de cobro ("collection guarantee"), as more fully described below, accounts receivable. As of December 31, 2003 and 2004, the Company had sold approximately $49.8 million and $52.8 million, respectively, of receivables under this agreement, which are excluded from the accompanying balance sheets. At any given time, the maximum capacity available under this agreement was $75 million. In connection with the sale of the accounts receivable to TCFC, we assigned all of our title and interest in such accounts receivable along with all of our interest in the goods represented by such accounts receivable to TCFC. We terminated this agreement in March 2005.

We retained collection and administrative responsibilities for the accounts receivable sold to TCFC. However, the servicing obligations of the Company and its affiliates to TCFC were performed by TDFM, an affiliate of TCFC, under a servicing agreement to render exclusive accounts receivable management services. Our liability to service the receivables was approximately 0.31% of the balance sold to TCFC (this amount represents what we believe to be the fair value of the servicing obligation as it is the amount we are charged by an independent third party servicer for similar services related to a separate agreement entered into in 2005). We did not record the liability related to this servicing obligation of approximately $0.15 million (~$50 million outstanding x 0.31%).

Our recourse liability was limited to (i) a garantia de cobro ("collection guarantee"), that is with respect to any accounts receivable sold to guarantee that such receivable was validly assigned and that the obligation of the customer underlying such receivable represented a valid and enforceable claim of payment (ii) a first loss risk pool in the amount of U.S. $5 million for any losses that TCFC could incur with respect to the receivables purchased. We did not properly classify the recourse obligation as a liability as we recorded what we estimated to be the fair value of the recourse obligation (~$ 0.1 million) within the allowance for doubtful accounts.

The agreement with TCFC contains a clause such that Vitro must pay the bank a service charge for the receivables outstanding equal to one month Libor plus 2%, which is equal to approximately 0.35% monthly. We currently record the 0.35% charge during the period that the receivables are outstanding and ultimately remit the amount owed to the bank. However, in accordance with paragraph 11 of SFAS 140, we must record this liability at the date of sale and recognize in earnings any gain or loss on sale. We quantified the amount that should have been recorded at the date of sale and estimated this amount to be approximately $0.175 million (~$50 million outstanding x 0.35%). We estimated a monthly charge as these receivables historically turn within thirty days. We do not consider the unrecorded liabilities related to our retained risks nor the misclassification of the recourse obligation described above to be material to our Consolidated Financial Statements. However, we will properly record these amounts in our future filings (see SAB 99 analysis below).

Vitro America Agreement

In connection with the accounts receivable sale program for Vitro America, we achieved legal isolation of the assets sold by performing a simultaneous two-step securitization as discussed in paragraph 83 of SFAS 140, and recognized the sale upon the conclusion of the second step. At any given time, the maximum capacity available under this agreement is $40 million. As of December 31, 2003 and 2004, the Company had sold approximately $27.9 million and $31.5 million, respectively, of receivables under this agreement, which are excluded from the consolidated balance sheets. Receivables are first sold to a special purpose entity (SPE) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. Vitro America and its SPE may sell, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, and retain undivided interests in securitized receivables. Vitro America continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of servicing; accordingly, no servicing assets or liabilities are recorded.

Vitro Cristalglass Agreements

Vitro Cristalglass, our subsidiary in Spain, has fourteen agreements whereby designated accounts receivable are sold with recourse at a discount to financial institutions. It is Vitro’s policy to endorse all documents sold to the banks, such that the banks as the bearer of the endorsed documents have been transferred legal title of such receivables. The banks have the legal right to transfer such receivables at their discretion as Vitro has transferred their control upon endorsement. At any given time, the maximum capacity available under these agreements is $21 million. At December 31, 2003 and 2004, the Company had sold approximately $19.6 million and $20.6 million, respectively, of receivables under these agreements, which are excluded from the accompanying balance sheets. We have concluded that two of the fourteen contracts did not meet the criteria of paragraph 9 as they have clauses that allow us as the transferor to repurchase the receivables prior to maturity (prohibited by paragraph 9(c)). These receivables account for approximately ~$1.5 million as of December 31, 2004 (representing a balance sheet adjustment to record the receivables and the related short-term borrowing liability). The remaining twelve agreements, totaling ~$19.1 million do meet all three criteria of paragraph 9.

The receivables sold are with recourse as we retain this obligation. We did not record the recourse obligation as of the balance sheet date. We estimate that less than 1% of the outstanding balance approximates the fair value of this obligation based on historical collection trends. The estimated obligation that was not recorded is approximately $0.2 million. We sell receivables under these agreements that are of the highest credit rating and therefore the fair value of the recourse obligation is not material when compared to the balance sold. We do not consider the unrecorded liability related to our retained risk nor the adjustments related to two of our agreements described above to be quantitatively and qualitatively material to our Consolidated Financial Statements taken as a whole.

We have performed a SAB 99, materiality analysis to support our conclusion that such adjustments are both individually and in the aggregate not material to our Consolidated Financial Statements. Our quantitative analysis demonstrates that individually and in the aggregate no adjustment is greater than 1% of Current assets or Current liabilities. In addition, the income statement effect is less than 1% of consolidated SG&A, Operating income and Income from continuing operations.

Our qualitative analysis, included the following factors:

* Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

* Whether the misstatement masks a change in earnings or other trends;

* Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise;

* Whether the misstatement changes a loss into income or vice versa;

* Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;

* Whether the misstatement affects the registrant's compliance with regulatory requirements;

* Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements;

* Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

* Whether the misstatement involves concealment of an unlawful transaction.

We believe the adjustments identified above are not qualitatively material as the only factor that can be answered affirmatively is the first bullet point in the listing above (however, supported by our quantitative conclusion above) and none of the remaining factors would be affected by recording the adjustments identified. Based on our comprehensive SAB 99 analysis we do not believe these adjustments to be individually or in the aggregate material to our Consolidated Financial statements and therefore plan on recording these amounts in our future filings.

Sale Treatment – Paragraph 9 of SFAS 140

As discussed above, the transfer of our receivables qualify for sale treatment in accordance with paragraph 9 of SFAS 140 as we effectively surrender control over those assets. We have surrendered control over the transferred receivables related to our agreements based on the following.

We obtained legal opinions from bankruptcy attorneys in each country’s specific jurisdiction, which support our conclusions such that in each case, except with regards to two of Vitro Cristalglass’ agreements clearly state that: (a) We do not maintain effective control of the receivables and therefore meet the requirements defined by this section., i.e. the receivables have been isolated from Vitro and put presumptively beyond the reach of Vitro and its creditors, even in bankruptcy or other receivership; (b) None of the agreements related to our securitization programs place restrictions on the transferee’s right to pledge or exchange the receivables received or that limit the transferee’s right to pledge or exchange or includes any right that is more than a trivial benefit to us as the transferor; (c) These agreements also provide that we as the transferor (i) do not maintain effective control over the transferred assets that could entitle or obligate us to repurchase or redeem the transferred assets before their maturity, or (ii) have the ability to unilaterally cause the transferee to return specific assets to us.

In future filings, we will add the required disclosures per paragraph 17 of SFAS 140 in order to clarify the accounting considerations related to our receivable factoring programs.

15. Other expenses, net, page F-27

14. We note that you have incurred restructuring charges that appear to be material to your consolidated statements of operations; however, you have not provided the disclosures required by SFAS 146. Please provide us with the disclosures you intend to include in future filings in accordance with paragraph 20 of SFAS 146 or tell us why you do not believe such disclosures are required. In addition, please tell us how you account for restructuring activities under Mexican GAAP, in comparison to the accounting required by SFAS No. 146. Further, please tell us where you classify these charges on your consolidated statement of operations under US GAAP. If you exclude these charges from operating income under US GAAP, please tell us your basis for doing so. If you include these charges in operating income under US GAAP, please state this fact in your description of differences.

Response:

We believe that for U.S. GAAP purposes, what we consider under Mexican GAAP to be restructuring charges do not always meet the definition of an exit or disposal activity as defined by SFAS 146. In certain cases, such charges do not materially change either: (a) the scope of business undertaken by us; or (b) the manner in which our business is conducted. Our restructuring charges incurred during fiscal years 2002, 2003 and 2004 are primarily related to corporate downsizing activities, which did not include the sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, or a fundamental reorganization that affects the nature and focus of our operations, as discussed in SFAS 146. We have determined based on an evaluation of the criteria of SFAS 112 that the corporate downsizing charges should be accounted for under this latter standard, as they represent post-employment severance benefits.

To clarify further, as disclosed in Footnote 20 to our Consolidated Financial Statements, Bulletin D-3, “Labor Obligations” (“D-3”), is a new accounting principle that is effective for Mexican GAAP purposes as of January 1, 2005. D-3, which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees when they conclude their labor relationship before reaching retirement age, for which the valuation and disclosure rules applicable to pension and seniority premium payments must be followed. The liability that we recorded for Mexican GAAP purposes as of January 1, 2005, to comply with the transition requirements of the amended Bulletin is approximately Ps. 150 million. We believe that D-3 as amended is consistent with the requirements of SFAS 112, which would require us to record a liability for severance benefits when certain criteria are met (i.e., such as the criteria discussed in paragraph 6 of SFAS 112). We have concluded that while our results of operations present fairly the impact of the severance charges in our Consolidated U.S. GAAP Statements of Operations (the annual charges taken for the corporate downsizing were properly recorded), the liability and initial effect of recognizing the liability in our retained earnings is not presented in accordance with SFAS 112. In the light of our planned restatements discussed in comments #11 and #18 and as we believe that this item is qualitatively material (given that it has already been included in our 2005 Consolidated Mexican GAAP Financial Statements), we will correct the presentation of this item in our restated Consolidated Financial Statements.

We incurred approximately Ps. 123 million of additional charges during 2004, which primarily relate to exit or disposal activities as defined by SFAS 146 as well as other asset sales, which we believe fall under the scope of SFAS 144. In response to the staff’s comment, we will include additional disclosures in our future filings concerning our exit or disposal activities as defined by SFAS 146.

To further clarify, the Ps. 123 million of charges is primarily made up of four distinct activities, representing approximately Ps. 45 million (Vitro America, a subsidiary within our Flat Glass reportable segment), Ps. 33 million (Vitro America), Ps. 26 (Vitro Flotado Cubiertas, S.A. de C.V.), Ps. 19 (Vitro Flotado Cubiertas). A more complete description of these exit and/or disposal activities is as follows:

Vitro America - In March 2004, the Board of Directors of Vitro America, authorized management to close all of its distribution and production facilities and discontinue operations in the Northwestern United States. The closing plan included operation of the facilities through June 30, 2004. As of December 31, 2004, all operations in these facilities have ceased. The expenses related to these closures were recorded as "Other Expenses" under Mexican GAAP and within Operating Income for U.S. GAAP purposes. In light of our planned restatements discussed in comments #11 and #18, we will reflect this transaction as a discontinued operation in accordance with SFAS 144 in our restated Consolidated Financial Statements.

Vitro America - The Company has undertaken a three-year operational restructuring designed to streamline the organization and instill a more customer and results oriented culture in its workforce. Teams of internal and external consultants and vendors are evaluating and re-organizing the Company’s installation, manufacturing and corporate processes. These teams have identified and initiated a number of projects with a view to position Vitro America as the leader among the distributors, manufacturers and installers of flat glass in the United States. The related expenses are recorded as "Other Expenses" under Mexican GAAP and within Operating Income for U.S. GAAP purposes.

Vitro Flotado Cubiertas - During 2004, the Company’s management decided to stop the manufacture of mirrors with tin oxide. This exit activity was initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. This decision led to the sale of certain fixed assets and inventory on hand. These sales were recorded as "Other Expenses" under Mexican GAAP and within Operating Income under U.S. GAAP.

Vitro Flotado Cubiertas - During 2004, the Company’s management decided to close two small facilities in Mexico dedicated to the manufacture of architectural value added products. This exit activity was initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. The Company sold assets and inventory previously held by these facilities. These sales were recorded as "Other Expenses" under Mexican GAAP and within Operating Income under U.S. GAAP. The Company’s management did not believe that these facilities were material enough to present as discontinued operations or as held for sale in accordance with SFAS 144.

For U.S. GAAP purposes, we recorded the restructuring charges described above, income (loss) on sale of fixed assets and impaired charges within operating income. In future filings, we will disclose in the reconciliation from Mexican GAAP to U.S. GAAP footnote that we reclassify such restructuring charges, income (loss) on sale of fixed assets, and impairment charges from Other Expenses into operating income to comply with U.S. GAAP presentation requirements.

15. Please clarify whether the line "write-off and loss from sale of asses" includes impairment charges in each of the years presented. If so, please tell us how you identify impaired assets under US GAAP. Under Mexican GAAP, you state on page F-12 that you recognize impairment when the carrying amounts exceed the greater of the present value of discounted future net cash flows or the net selling price upon disposal. However, this method differs from US GAAP, which requires that impairment be recognized when the carrying value exceeds the undiscounted cash flows associated with the asset. Please tell us your consideration of SFAS No. 144 in identifying impaired assets under US GAAP. In addition, please tell us where you classify these charges on your consolidated statement of operations under US GAAP. If you exclude these charges from operating income under US GAAP, please tell us your basis for doing so. If you include these charges in operating income under US GAAP, please state this fact in your description of differences.

Response:

We can confirm to the SEC staff that the line item "write-off and loss from sale of assets" includes charges associated with the impairment of fixed assets.

During 2004, we recognized an impairment charge of Ps. 11 million (which we do not consider to be material to our overall consolidated financial statements), which for both Mexican GAAP and U.S. GAAP purposes was calculated using a discounted cash flow method. We understand that SFAS 144 requires that we recognize impairment for an asset when the carrying value exceeds the undiscounted cash flows associated with the asset. However, we did not perform an undiscounted cash flow analysis when determining the impairment charge recognized of Ps. 11 million. As the impairment charge recorded of Ps. 11 million was not considered to be material, we did not determine whether we would recover the value of this long-lived asset in accordance with U.S. GAAP. Our SAB 99 analysis is consistent with the conclusion reached in comment #13 from a qualitative perspective. Quantitatively both individually and when aggregated with other adjustments, this item represents approximately less than 1% of our U.S. GAAP Total Assets and 2% of Operating Income, which we do not believe to be material in relation to our Consolidated U.S. GAAP Financial Statements taken as a whole.

The impairment charge was reflected within Operating Income for U.S. GAAP purposes. In future filings, we will disclose the reclassification from Other Expenses to Operating Income for Income Statement presentation purposes in the reconciliation between Mexican GAAP to U.S. GAAP footnote, as well as the difference in criteria between US GAAP and Mexican GAAP when recognizing impairment.

17. Income tax, asset tax and workers' profit sharing, page F-27

16. Please explain to us why you believe that Ps. 2,675 of your tax loss carryforwards and Ps. 431 of your asset tax credit carryforwards will be realized, given that (1) you have had cumulative losses in recent years and (2) the majority of these carry forwards expire in 2008, whereas, we would assume, that the majority of your deferred tax liabilities will reverse after 2008. As part of your response, please tell us your consideration of paragraphs 21 –24 of SFAS No. 109.

Response:

We believe that Ps. 2,675 million of our tax loss carryforwards and Ps. 431 million of our asset tax credit carryforwards will be realized based on our consideration of paragraphs 21-24 of SFAS 109. Our analysis included the following possible sources of taxable income available under the tax law to realize the tax benefit of our carryforwards, including:

Future reversals of existing taxable temporary differences

We have prepared a schedule of the future reversals of existing taxable temporary differences in order to compare it to our expiring tax loss carryforwards. Based on the natural reversal of such temporary differences, there is shortfall in fiscal years 2007 and 2008 that would lead to the expiration of our tax loss carryforwards absent future taxable income and the implementation of certain tax planning strategies.

We therefore included in our analysis to determine an appropriate valuation allowance, future taxable income as well as certain tax planning strategies we believe are prudent and feasible and which we would implement if necessary in order to prevent our tax loss carryforwards from expiring unused.

Future taxable income

Of the consolidated tax loss dating back to 1998, we estimate that part of this loss could be utilized with taxable income of our 2007 and 2008 fiscal years, with estimated fiscal profits of Ps. 1,100 million and Ps. 1,400, respectively.

Despite a cumulative loss for the three-year period ended December 31, 2004, we estimate that we will be able to generate fiscal profits for the years previously mentioned based on reasonable economic assumptions, such as the significant reduction in the devaluation of the Mexican peso against the U.S. dollar, which took place in fiscal years 2002, 2003, and 2004, resulting in losses of Ps. 1,687, Ps. 823, and Ps. 78 million pesos, respectively. In accordance with this three-year trend, the Mexican peso devaluations have been significantly lower, which supports our conclusion that our ability to generate profits will not be affected as significantly by this economic effect as in previous years. We believe we can exclude the effects of devaluation in prior years to support our future operating profitability for tax purposes as these significant effects are not expected to recur in the same magnitude given the strength of the Mexican peso compared to the U.S. dollar and the positive trend in recent periods.

Excluding the effect of discontinued operations and the exchange losses mentioned above, which we do not expect to recur at the levels experienced in prior years, we believe our estimated future taxable income can be included when evaluating the valuation allowance required to offset the tax benefit of our carryforwards to an amount that will more likely than not be realized.

There was a significant change to the Mexican Income Tax Law that was enacted in 2004 and became effective in 2005 related to the deduction of cost of goods sold instead of the deduction of inventory purchases and related conversion costs. The taxable income generated starting in fiscal year 2005 will be significantly increased because of the effect of the inventory that has already been deducted as of December 31, 2004 and that in 2005 will be sold without cost for tax purposes. In addition, the inventory that is acquired starting in 2005 will not be deductible when the product is sold and will instead be deducted when the inventory is purchased.

Additionally, starting in 2005, in connection with our consolidated tax return, the amendments to the Mexican Income Tax Law will allow us to consolidate 100% of our participation in our subsidiaries’ earnings, rather than as in prior years when we were restricted and allowed to consolidate only 60% of such participation in earnings for tax purposes.

Tax-planning strategies that would, if necessary, be implemented

Irrespective of the items discussed above, we have various tax-planning strategies that would accelerate taxable amounts to utilize expiring carryforwards, which we believe are prudent and feasible and that we would implement if necessary in order to prevent our tax loss carryforwards from expiring unused. Our tax-planning strategies if implemented would be sufficient to recognize the benefit of our tax loss carryforwards such that the net deferred tax asset currently recognized in our U.S. GAAP Consolidated Balance Sheets has been reduced to the amount that we believe will more likely than not be realized. To support our position to the SEC staff that we will implement our tax-planning strategies if necessary, we confirm that we have never lost a significant portion of our expiring tax loss carryforwards.

With respect to our recovery of asset taxes, we believe the discussion points addressed above support our position that we will be able to credit our asset taxes with sufficient taxable income in order to recognize the benefits recorded.

17. 17. In note 13.e, you state that your stockholders’ equity will be subject to income tax at the tax rate in effect when a dividend is distributed. Please tell us how you account for these taxes and your basis for such accounting under US GAAP. For example, please clarify for us whether you recognize deferred taxes each period for the changes in the taxable portions of your distributable stockholders’ equity.

Response:

We confirm to the SEC staff that for U.S. GAAP purposes we recognize deferred taxes each period for the changes in the taxable portions of our distributable stockholder’s equity. Our policy is to compare the deferred tax balance that would be required if all of our stockholders’ equity were distributed. This amount is compared to the total deferred tax balance recorded prior to any adjustment. The difference between the amount recorded and the amount calculated from the stockholders’ equity taxable accounts is recorded as an adjustment to deferred taxes as of the balance sheet date.

18. Business dispositions, page F-29

18. We note from your disclosures within the business section and note 18 to your consolidated financial statements that you have disposed of certain consolidated entities for which you are not presenting as discontinued operations in your consolidated financial statements prepared in accordance with Mexican GAAP and US GAAP. Please tell us the following information regarding these disposals:

* Please provide us with a list of all entities that were disposed of during the periods presented and were consolidated under Mexican GAAP and/or US GAAP.

* Please tell us the amount of gain or loss on disposal recognized for each entity.

* Please tell us whether those consolidated subsidiaries would be considered a component of the company in accordance with SFAS 144. If not, please tell us why you believe the consolidated entity was not a component of your company.

* Please tell us which line item the gains/(loses) on the sale of long-lived assets not required to be presented as discontinued operations are captured on the consolidated statements of operations prepared in accordance with US GAAP. Refer to paragraph 45 of SFAS 144 for guidance.

* Please confirm to us that in future filings, yon will provide the disclosures required by paragraph 47.d. of SFAS 144.

Response:

The entities that were disposed of during the periods presented and were consolidated under Mexican and/or U.S. GAAP, including the gain or loss on disposal recognized for each entity includes the following:

Entities disposed of during 2002:

* Ampolletas, S.A. - Gain on sale of Ps. 72 million.

* Vitromatic, S.A. de C.V. and subsidiaries - Gain on sale of Ps. 506 million.

Entities disposed of during 2003:

* Envases Cuautitlan S.A. de C.V. - Gain on sale of Ps. 37 million.

Entities disposed of during 2004:

* Vitro OCF S.A. de C.V. - Gain on sale of Ps. 407 million.

* Vitro American National Can, S.A. de C.V. and Vancan, S.A. de C.V. - Loss on sale of Ps. 5 million.

We can confirm to the SEC staff that each of the entities listed above would be considered a component of the Company in accordance with SFAS 144 (Vitromatic was a reportable segment of the Company that was classified as a discontinued operation). Other than Vitromatic, these entities were not presented as discontinued operations as we did not believe that their operations were material enough to reclassify for reporting purposes as such a reclassification would not improve the comparability of information nor impact the decisions of a reader of our financial statements. The table below illustrates the relative insignificance of these entities in relation to our overall consolidated financial statements:

	NET SALES				TOTAL ASSETS
	2000	2001	2002	2003	2000	2001	2002	2003
Ampolletas	1.6%	1.2%	0.3%		0.9%	0.8%
Envases Cuautitlan	0.9%	0.9%	0.7%	0.5%	0.6%	0.6%	0.7%
Vitro OCF	2.5%	2.2%	2.2%	2.2%	1.8%	2.9%	3.3%	3.6%

SFAS 144 requires us to classify material components as discontinued operations if their operations and cash flows are eliminated from our ongoing operations and if we no longer will have any material continuing involvement in their operations. We did not classify the entities in the table above as discontinued operations as we did not believe their operations to be individually or in the aggregate material to our consolidated financial statements. We did not include the gain/loss on sale in our evaluation of the significance of the entities being sold as we did not believe it was required by the Standard. As a result of the SEC staff’s comment and upon further reevaluation of this criterion, we believe that the gain/loss on sale should be included in the evaluation of significance for U.S. GAAP purposes. We believe that the only material component which would require presentation as a discontinued operation when including the gain/loss on sale to be Vitro OCF. Therefore, we will present this component as a discontinued operation in our restated U.S. GAAP Consolidated Financial Statements which we plan to include in a Registration Statement on Form F-4 that we plan to file promptly after the conclusion of the SEC Staff’s review of our Form 20-F. Accordingly, we will include the related disclosures required by paragraph 47.d of SFAS 144. After reclassifying this component as a discontinued operation in accordance with SFAS 144, we do not believe that the other components either individually or in the aggregate would be material enough for us to present them as discontinued operations and therefore do not plan on doing so.

Unlike SFAS 144, Mexican Bulletin C-15, "Impairment of Long-lived Assets and their Disposal," requires the asset group to be presented as a discontinued operation only if their operations are material to the consolidated operations. The gain/loss on disposal is not taken into account in making the determination. We did not present these assets as discontinued operations under Mexican GAAP as we do not consider their operations to be material to our consolidated operations or financial position.

The equity in earnings of Vitro American National Can, S.A. de C.V. and Vancan, S.A. de C.V. includes our share of their earnings in the year of sale. A reclassification to discontinued operations is not required by SFAS 144 for equity method investments.

We can confirm to the staff that the gains or losses on the sale of assets other than those described above as addressed in paragraph 45 of SFAS 144 are captured on the consolidated statements of operations prepared in accordance with U.S. GAAP within operating income.

22. Differences between accounting principles in Mexico and in the United States of America, page F-33

19. In future filings, if material, please revise your reconciliation of net loss and stockholders’ equity under Mexican GAAP to US GAAP to breakout the reconciling adjustments that impact several line items into separate reconciling items, rather than grouping them into one. For example, please separately present monetary gain from deferred income tax and workers’ profit sharing. Similarly, we assume that your capitalized interest reconciling item of Ps. 44 in 2004 reflects the capitalization of interest, whereas the reconciling item of (Ps. 8) in 2003 and (Ps. 7) in 2002 reflects the additional depreciation under US GAAP. If so, please separately present the effect of capitalization of interest from the effect of depreciating the higher book values under US GAAP.

Response:

As requested by the SEC staff, in our future filings in the reconciliation of net loss and stockholders’ equity under Mexican GAAP to US GAAP, we will breakout and present separately the deferred income tax and the worker’s profit sharing from the monetary gain as shown in the table below (items in italics have been modified as required).

Also, in future filings we will present separately the effect of the capitalization of interest and the additional depreciation of capitalized interest as shown in the table below.

	Year ended December 31,
Reconciliation of Net Loss:	2002	2003	2004	2004
	(Ps.millions)			($ millions) (Convenience Translation)
Net loss of majority interest as reported under Mexican GAAP	Ps.(5)	Ps.(596)	Ps.(267)	($24)

Deferred income tax	-173	-78	41	4
Reduction of amortization expense related to negative goodwill	33	26	23	2
Depreciation of the effect of applying the Fifth Amendment	-221	-197	-187	-17
Workers' profit sharing	35	41	47	4
Capitalized interest			52	5
Additional depreciation of capitalized interest	-7	-8	-8	-1
Goodwill amortization and impairment, net	45	17	49	4
Fair value of derivative financial instruments	-192	24	9	1
Monetary Gain	48	30	36	3
Effect of applying Bulletin B-15	-44	-4
Discontinued operations	-275
Effect of the above adjustments on net income of minority interest	180	-6	-51	-4
Total U.S. GAAP adjustments	-571	-155	11	1

Net loss under U.S. GAAP	Ps.(576)	Ps.(751)	Ps.(256)	($23)

f) Goodwill and other intangible assets, page F-37

20. We note that your market capitalization as of December 31, 2004 is significantly less than total stockholders’ equity in accordance with US GAAP, which is an indicator that your goodwill is impaired. We note that you have recorded a small impairment charge when compared to the difference between your market capitalization and total stockholders’ equity. We further note that you have assigned your good will balance to your flat glass reportable segment. Please tell us with a view toward future disclosure at what level you are testing your goodwill balance for impairment for US GAAP purposes. Furthermore, please clarify for us and your disclosure in future filings what you mean by the statement, "...tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value." It is not clear from this statement that you are following the two step goodwill impairment test prescribed in paragraphs 19-22 of SFAS 142.

Response:

We concur with the SEC staff’s observation that the difference referenced is an indicator of goodwill impairment. However, in accordance with SFAS 142, our goodwill impairment analysis is performed at the reporting unit level and not at the consolidated entity level. We have recorded on our consolidated balance sheets the result of purchases made by our Flat Glass reportable segment. Specifically, the goodwill relates to two companies (reporting units) within the Flat Glass reportable segment.

In order to respond to the SEC staff’s question regarding the annual impairment test we perform, we will disclose in future filings the following:

We test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired at the reporting unit level as required by SFAS 142. We perform the impairment test according to the following two-step process: The first step of the goodwill impairment test we use to identify potential impairment, compares the fair value of our reporting units with their carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test we use to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount for such goodwill. If the carrying amount of reporting unit’s goodwill exceeds the implied fair value of such goodwill, an impairment loss is recognized in an amount equal to that excess. After goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.

k) Other differences and supplemental U.S GAAP disclosures, page F-39

21. 21. We note that you have operations in foreign countries where we would expect the functional currency to be other than that of the Mexican peso. However, you do not appear to have recognized any foreign currency cumulative translation adjustment in comprehensive income. Please advise.

Response:

The recognition of foreign currency cumulative translation adjustment is included in the heading "Gain from holding non-monetary assets" in comprehensive income. In future filings we will break-out and present separately the gain from holding non-monetary assets and the cumulative translation adjustment as presented below (items in italics have been modified as required):

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2004)

	Capital Stock	Treasury Stock	Paid-In Capital	Shortfall in Restatement of Capital	Other	Retained Earnings	Compre-hensive Income	Stock-holders' Equity

Balance at January 1, 2002	Ps.6,784	Ps.(597)	Ps.1,028	Ps.(18,831)	Ps.(105)	Ps.18,827		Ps.7,106
Comprehensive income (loss):
Net loss						-576	Ps.(576)	-576
Bulletin B-15 adjustments				248		-503		-255
Other comprehensive income (loss):
Minimum pension liability adjustment					-182		-182	-182
Gain from holding nonmonetary asset				-62			-62	-62
Cumulative Translation Adjustment				96			96	96
Deferred income taxes				673	119		792	792
Effect of applying the Fifth Amendment				-309			-309	-309
Deferred workers' profit sharing				-9			-9	-9
					-158		-158	-158
Other comprehensive income							168
Comprehensive loss							Ps.(408)
Dividends (Ps.0.27 pesos per share)						-85		-85
Additional paid-in capital			-28					-28
Acquisition of treasury stock		35						35

Balance at December 31, 2002	Ps.6,784	Ps.(562)	Ps.1,000	Ps.(18,194)	Ps.(326)	Ps.17,663		Ps.6,365
Comprehensive income (loss):
Net loss						-751	Ps.(751)	-751
Bulletin B-15 adjustments				-137		-38		-175
Other comprehensive income (loss):
Minimum pension liability adjustment					-32		-32	-32
Gain from holding nonmonetary assets				-19			-19	-19
Cumulative Translation Adjustment				139			139	139
Deferred income taxes				600	11		611	611
Effect of applying the Fifth Amendment				-173			-173	-173
Deferred workers' profit sharing				1			1	1
Other comprehensive income							527
Comprehensive loss							Ps.(224)
Dividends (Ps.0.39 pesos per share)						-117		-117
Additional paid-in capital			17					17
Acquisition of treasury stock		-46						-46

Balance at December 31, 2003	Ps.6,784	Ps.(608)	Ps.1,017	Ps.(17,783)	Ps.(347)	Ps.16,757		Ps.5,820
Comprehensive income (loss):
Net loss						-256	Ps.(256)	-256
Bulletin B-15 adjustments				-256		310		54
Other comprehensive income (loss):
Minimum pension liability adjustment					-108		-108	-108
Gain from holding nonmonetary assets				-398			-398	-398
Cumulative Translation Adjustment				88			88	88
Deferred income taxes				-30	36		6	6
Effect of applying the Fifth Amendment				-72			-72	-72
Deferred workers profit sharing				1			1	1
Other comprehensive income							-483
Comprehensive loss							-739
Dividends (Ps.0.31 pesos per share)						-92		-92
Additional paid-in capital		14						14
Acquisition of treasury stock								0
Balance at December 31, 2004	Ps.6,784	Ps.(594)	Ps.1,017	Ps.(18,450)	Ps.(419)	Ps.16,719		Ps.5,057

 22. We note on page F-44 that, as of December 31, 2003, Ps. 3,587 and, as of December 31, 2004, Ps. 2,607 of your consolidated subsidiaries’ retained earnings as restricted. Please tell us your consideration of the disclosure requirements in schedule I of Rule 5-04 of Regulation S-X.

Response:

We have performed the restricted net asset test according to Rule 4-08 of Regulation S-X, and have concluded that our restricted net assets of consolidated subsidiaries exceeds 25 percent of consolidated net assets as of the end of December 31, 2004. As such, we will include Schedule 1 – Condensed Financial Information of Vitro, S.A. de C.V. as required by Rule 5-04 of Regulation S-X, in our future filings.

l) Comparative consolidated financial statements - U.S. GAAP, page F-46

23. Please tell us the nature of the items comprising other income (loss), net in your US GAAP consolidated statement of operations. Please also tell us your basis for excluding these items from operating income.

Response:

The amount in other income (loss) primarily represents the gain or loss from the sale of subsidiaries described in comment #18 and additional items relating to insignificant unusual or non-recurring transaction as disclosed below:

	Year ended December 31
	2002	2003	2004
Gain from sale of subsidiaries and associated companies	72	37	488
Other	24	32	-50
Other income	Ps.96	Ps.69	Ps.438

24. Please tell us what the long-term receivables line in the investing section of your US GAAP statement of cash flows relates to. If this line relates to your receivables securitization program, citing relevant literature, please tell us your basis for classifying changes as investing activities.

Response:

The long-term receivables line item refers to the restricted cash that we hold for some of our long term loans. We have classified the amounts related to such restricted cash within investing activities of our Consolidated Statements of Cash Flows, as these restricted assets do not meet the definition of cash and cash equivalents and are also of an investment nature.

Consolidated Statements of Cash Flows U.S. GAAP Basis, page F-49

25. In future filings, please remove the two subtotals you have included in the operating activities section of your consolidated statements of cash flows, as this subtotal appears to be a non-GAAP measure since it is not contemplated by SFAS 95. The only total presented in tills section should be "cash provided by operating activities."

Response:

We confirm that in future filings we will remove the two subtotals in the Operating Activities section of the Consolidated Statement of Cash Flows under U.S. GAAP as it is considered to be a non-GAAP measure.

Exhibits

26. In future filings, please disclose as an exhibit or note to your financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X. At a minimum, we would expect this schedule to include your valuation allowances related to accounts receivable and deferred tax assets. Your filing should include an opinion from your independent accountants covering this schedule.

Response:

As requested by the staff, in future filings we will include Schedule 2 as required by Rule 5-04 of Regulation S-X as presented below:

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the SEC staff to discuss these comments and respond to any further questions you may have. We will communicate with a member of the SEC staff to attempt to arrange a call.

Very truly yours,

/s/ Howard Kelberg
Howard Kelberg

cc: Claudio del Valle Cabello (Vitro)
Alejandro F. Sanchez Mujica (Vitro)
Ernesto Cruz (Deloitte)
William Biese (Deloitte)